APPLIED ENERGETICS, INC.
4585 S. Palo Verde - Suite 405
Tucson, AZ 85714

October 1, 2012

Ms. Loan Lauren Nguyen
Special Counsel
Securities and Exchange Commission
Washington, D.C. 20549-0402

Re:	Applied Energetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
File March 29, 2012
File No. 001-14015

Dear Ms. Nguyen:

This letter sets forth the responses of Applied Energetics, Inc. (we, us or the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission with regard to the Form 10-K for the fiscal year ended December 31, 2011. The Staff’s comment was provided to the Company in a letter dated September 27, 2012. For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.

Business, page 1

Cautionary Note Concerning Forward-Looking Statements, page 1

1.	In future filings, please remove the statement “In making these forward-looking statements, we claim the protection of the safe-harbor for forward-looking statements contained in the Private Securities Reform Act of 1995” as the safe harbor of Section 21E of the Exchange Act is not available to penny stock issuers.

Response:         The Company will not include the referenced statement in future filings.

In accordance with your letter and comments we acknowledge the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

APPLIED ENERGETICS, INC.

/s/ Joseph Hayden
Joseph Hayden
President